UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Cellebrite DI Ltd.
(Name of Issuer)

Ordinary shares, par value of NIS 0.00001 per share
(Title of Class of Securities)

M2197Q107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	M2197Q107

1	Names of Reporting Persons
SUNCORPORATION
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
95,597,718
	6	Shared Voting Power
0
	7	Sole Dispositive Power
95,597,718
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
95,597,718
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
51.1%
12	Type of Reporting Person (See Instructions)
HC

Item 1.

(a)	Name of Issuer: Cellebrite DI Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 94 Shlomo Shmelzer Road Petah Tikva 4970602, Israel

Item 2.

(a)	Name of Person Filing: SUNCORPORATION

(b)	Address of Principal Business Office or, if None, Residence: Asahi 250 Kochino-cho Konan-shi Aichi-ken Zip code 483-8555

(c)	Citizenship: Japan

(d)	Title and Class of Securities: Ordinary shares, par value of NIS 0.00001 per share

(e)	CUSIP No.: M2197Q107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 95,597,718 ordinary shares

(b)	Percent of Class: 51.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 95,597,718 ordinary shares

(ii)	Shared power to vote or to direct the vote: 0 ordinary share

(iii)	Sole power to dispose or to direct the disposition of: 95,597,718 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of: 0 ordinary share

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10th, 2022

SUNCORPORATION

By :	/s/ Yoshimi Kimura
Name :	Yoshimi Kimura
Title :	Representative and Executive Managing Director